Harvard Ave Acquisition Corporation

c/o Robinson & Cole LLP

Chrysler East Building

666 Third Avenue, 20th Floor

New York, NY 10017

VIA EDGAR

January 6, 2025

Benjamin Holt

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Harvard Ave Acquisition Corporation

Draft Registration Statement on Form S-1

Submitted November 15, 2024

CIK No. 0002042460

Dear Mr. Holt:

Harvard Ave Acquisition Corporation (“we” or the “Company”) hereby provides responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 12, 2024 (the “Letter”) regarding the Company’s registration statement on Form S-1 referenced above (the “Registration Statement”). Contemporaneously, the Company is submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via Edgar.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

Draft Registration Statement on Form S-1 Submitted on November 15, 2024

Cover Page

1.	We refer to the eleventh paragraph beginning with the sentence, "Following this offering, our insiders will own a total of 7,187,500 insider shares, representing 20.0% of the issued and outstanding shares following this offering." Please revise to reconcile your statement here that "[y]our sponsor or its affiliates have not received or will receive any other form of compensation upon the closing of the offering," with your disclosure in the following paragraph of additional forms of compensation.

Please also revise to reconcile similar statements on pages 4, 88, and 106.

Response: In response to the Staff’s comment, we revised the disclosure on the cover page of Amendment No. 1.

2.	Where you provide cross-references to the locations of related disclosures in the prospectus for each of compensation and securities issuance and conflicts of interest, please expand your disclosures to also provide a cross-reference to related disclosures in your prospectus summary. See Items 1602(a)(3) and (5) of Regulation S-K.

Response: In response to the Staff’s comment, we revised the disclosure on the cover page of Amendment No. 1.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

January 6, 2025

3.	Where you provide cross-references to the locations of related disclosures in the prospectus for each of compensation and securities issuance, dilution, and conflicts of interest, please revise to highlight each cross-reference by prominent type or in another manner. See Items 1602(a)(3), (4), and (5) of Regulation S-K.

Response: In response to the Staff’s comment, we revised the disclosure on the cover page of Amendment No. 1.

4.	Please revise to reconcile your disclosures regarding the transfer restrictions on the insider shares. As non-exclusive examples, here and on pages 18 and 125, you state that the insider shares will be released from the lock-up if the last sale price of the Class A ordinary shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period after your initial business combination. However, on pages 6, 90, and 107, you state that the insider shares will be released from the lockup if the last sale price of the Class A ordinary shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period 150 days after your initial business combination.

Response: In response to the Staff’s comment, we revised the disclosure in Amendment No. 1 on pages 6, 92, and 109.

5.	Please expand your disclosure outside of the compensation table on page 5 to describe the extent to which the private placement warrants, which may be exercised on a cashless basis, may result in a material dilution of the purchasers' equity interests, including that such warrants may be converted from loans from the sponsor. See Item 1602(b)(6) of Regulation S-K.

Response: In response to the Staff’s comment, we revised the disclosure in Amendment No. 1 on page 5.

6.	We note the disclosure on page 6, in part, that the sponsor does not have any agreement, arrangement, or understanding with the company regarding transfer of interests in relation to your initial business combination, nor is there any agreement between the sponsor and any unaffiliated shareholders of the company regarding transfer of interests. Please revise, where appropriate, to disclose any circumstances under which the sponsor, directly or indirectly, could transfer ownership of securities of the SPAC. See Item 1603(a)(6) of Regulation S-K. For example, as applicable, add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the insider shares or otherwise. Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

Response: In response to the Staff’s comment, we revised the disclosure on page 4 of Amendment No.1 to disclose circumstances under which the sponsor, directly or indirectly, could transfer ownership of securities of the SPAC, and added relevant risk factors on page 47 of Amendment No.1.

Business Strategy and Acquisition Criteria, page 8.

7.	Please revise to reconcile your disclosures regarding the actions or events triggering an extension of the period of time required to consummate your initial business combination. For example, here you state that you may extend the period of time two times, by an additional three months each time, provided that your sponsor or designee deposits $2,500,000 into the trust account for each three month extension. However, the notes to your financial statements state that you will have 18 months from the closing of the offering to complete your initial business combination, or up to 24 months if you have executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within 18 months from the closing of the offering.

Response: In response to the Staff’s comment, we revised the disclosure on pages F-7, F-8 and F-12 of Amendment No.1.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

January 6, 2025

8.	Please expand your disclosure to describe the consequences to the sponsor of not completing an extension of the time period to consummate your initial business combination. See Item 1602(b)(4) of Regulation S-K.

Response: In response to the Staff’s comment, we revised the disclosure on page 10 of Amendment No.1.

9.	Please expand your disclosure to describe how the terms of additional financings may impact unaffiliated security holders. See Item 1605(b) or Regulation S-K.

Response: In response to the Staff’s comment, we revised the disclosure on page 13 and 14 of Amendment No.1.

Insider Shares, page 17

10.	Please revise to disclose, as you explain elsewhere, that prior to your initial business combination, only holders of the insider shares have the right to vote on the appointment or removal of a member of the board of directors for any reason.

Response: In response to the Staff’s comment, we revised the disclosure on page 18 of Amendment No.1.

11.	Please revise to disclose, as you explain elsewhere, that your insiders will be entitled to liquidating distributions with respect to any public shares they hold if you fail to complete your initial business combination within the prescribed time frame.

Response: In response to the Staff’s comment, we revised the disclosure on page 18 of Amendment No.1.

Offering proceeds to be held in trust, page 18

12.	Please revise to reconcile your cover page disclosure that except for income taxes, the proceeds placed in the trust account and the interest earned thereon are not intended to be used to pay for possible excise tax or any other fees or taxes that may be levied on the company, with your disclosure here that there will be released to you from the trust account any interest earned on the funds in the trust account that you need to pay your income or other tax obligations.

Response: We respectfully advise the Staff that we do not intend to use interest earned on the funds in the Trust Account to pay for excise tax. We revised the disclosure on page 20 and throughout Amendment No.1 to clarify.

Conflicts of Interest, page 28

13.	Please expand your disclosure to also describe conflicts of interest relating to fees, reimbursements, or cash payments to your sponsor, insiders, officers or directors, or your or their affiliates for services rendered to you prior to or in connection with the consummation of your initial business combination, as referenced on page 19, including the repayment of loans, payment for office space, administrative, and support services, and reimbursement of out-of-pocket expenses. In addition, revise to disclose conflicts of interest that may arise in the event that you seek to complete your initial business combination with a company that is affiliated with your sponsor, officers, directors, insiders or their affiliates, as referenced on page 10. See Item 1602(b)(7) of Regulation S-K.

Response: In response to the Staff’s comment, we revised the disclosure on page 31 of Amendment No.1.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

January 6, 2025

Risk Factors

We may issue additional ordinary or preferred shares or debt securities..., page 36

14.	We note your disclosure that you may issue additional ordinary or preferred shares or debt securities to complete your initial business combination. Please expand to clearly disclose the impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity.

Response: In response to the Staff’s comment, we revised the disclosure on page 39 of Amendment No.1.

A public shareholder who fails to vote either in favor of or against a proposed business combination..., page 64

15.	Please revise to reconcile your disclosure here with your disclosures elsewhere that each public shareholder may elect to redeem its public shares regardless of whether such shareholder votes for or against, or abstains from voting on, the proposed business combination.

Response: In response to the Staff’s comment, we revised the disclosure on page 66 of Amendment No.1.

Dilution, page 77

Response:

16.	Please revise here, and elsewhere as appropriate, to expand on your assumptions by highlighting that you may need to issue additional ordinary or preferred shares or debt securities because you intend to target businesses with enterprise values that are greater than you could acquire with the net proceeds of this offering and the sale of the private placement warrants, as you explain elsewhere.

Response: In response to the Staff’s comment, we revised the disclosure on page 79 of Amendment No.1.

17.	Please expand your narrative disclosure to describe each material potential source of future dilution. Your revisions should address, but not be limited to, founder shares anti-dilution rights, shares or other securities that may be issued in connection with the closing of your initial business combination, and sponsor working capital loans that may be convertible into equity. Reference is made to Item 1602(c) of Regulation S-K.

Response: In response to the Staff’s comment, we revised the disclosure on page 81 of Amendment No.1.

Proposed Business

Our Insider and Management, page 87

18.	As applicable, revise to describe the experience of the SPAC sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies, as required by Item 1603(a)(3) of Regulation S-K. In this regard, we note your reference on page 42 to a special purpose acquisition company that certain of your directors are currently serving as officer and directors of.

Also revise, as appropriate, your disclosure describing the fiduciary duties of your management on page 113.

Response: We respectively advise the Staff that our sponsor, its affiliates, promoters, and directors and executives are not currently serving as officers or directors in any other special purpose acquisition company. We revised the disclosure on page 44 of Amendment No.1 to clarify.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

January 6, 2025

19.	Please revise the table on page 90 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

Response: In response to the Staff’s comment, we revised the table on page 92 of Amendment No. 1.

Management, page 104

20.	Please revise to provide all the information required by Item 401 regarding Mr. Hongbo Xing, who you describe elsewhere as a member of your board of directors. Also revise to include Mr. Xing in the table of your directors and executive officers on page 104.

Response: We respectfully advise the Staff that Mr. Hongbo Xing is the sole manager and sole director of the sponsor and will not act as a director or executive of the Company. In response to the Staff’s comment, we revised the disclosure on pages 3, 89 and 107 of Amendment No.1 to clarify.

Enforceability of Civil Liability, page 158

21.	Please revise to reconcile your disclosure here that all of your executive officers and directors will be located inside the United States (except Mr. Sung Hyuk Lee and Mr. Hoon Ji Choi) with your disclosures elsewhere. For example, we note that on page 3 and elsewhere you state that Mr. Hongbo Xing is located in China. Revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. In addition, please expand your corresponding risk factor on page 66 to highlight that the sole member of your sponsor is a Chinese citizen located in China and to address the foregoing risks.

Response: We respectfully advise the Staff that Mr. Hongbo Xing is the sole manager and sole director of the sponsor and will not act as a director or executive of the Company. Accordingly, we can confirm that all of our executive officers and directors will be located inside the United States, except that our Chief Executive Officer, Mr. Sung Hyuk Lee, and our Chief Financial Officer, Mr. Hoon Ji Choi, are both located in South Korea. In response to the Staff’s comment, we revised the disclosure in Amendment No. 1 on pages 68, 69 and 160.

General

22.	Please revise throughout your prospectus, as appropriate, to disclose the terms of any anti-dilution feature of the Class A ordinary shares. In this regard, we note your reference on page 48 to the public shares being significantly diluted, "subject to certain anti-dilution exceptions."

Response: We respectfully advise the Staff that our Class A ordinary shares do not have any anti-dilution feature. We revised the disclosure on page 51 of Amendment No. 1 to clarify.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

January 6, 2025

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ze’-ev D. Eiger of Robinson & Cole LLP, at (212) 451-2907.

Very truly yours,

By:	/s/ Sung Hyuk Lee
Sung Hyuk Lee

cc:	Ze’-ev D. Eiger, Esq.

Arila Zhou, Esq.

Robinson & Cole LLP